July 24, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re: Fremont General Corporation Post Effective Amendment No. 1 to Registration Statement on Form S-8 File No. 333-58560

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Fremont General Corporation (the "Company") hereby requests that the above referenced Post Effective Amendment No. 1 to Registration Statement on Form S-8 filed with the Securities and Exchange Commission (the "Commission") on June 29, 2001 (the "Post Effective Amendment") be withdrawn and that the Commission consent to this request.

     We hereby request that the Post Effective Amendment be withdrawn because it inadvertently contains the incorrect file number and therefore purports to amend the incorrect Registration Statement on Form S-8. The Post Effective Amendment was intended to amend the Company's Registration Statement on Form S-8 File Number 333-50328, filed with the Commission on November 20, 2000.

     Please contact our counsel, Richard Boehmer, Esq. of O'Melveny & Myers LLP, at (213) 430-6643 (telephone) or (213) 430-6407 (fax) to confirm the consent of the Commission to the withdrawal of said Post Effective Amendment or if you have any questions.

                                       Very truly yours,

                                       FREMONT GENERAL CORPORATION


                                       By:  /s/  LOUIS J. RAMPINO
                                           -------------------------------------
                                           Louis J. Rampino
                                           President and Chief Operating Officer